Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company

Cardiome Pharma Corp. 6190 Agronomy Rd, 6th Floor Vancouver, BC V6T 1Z3

2.	Date of Material Change

March 26, 2008

3.	News Release

March 26, 2008

4.	Summary of Material Change

5.	Cardiome Pharma Corp. today reported financial results for the year ended December 31, 2007. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on December 31, 2007, the exchange rate was CAD$1.00=US$1.0088.

6.	Full Description of Material Change

See attached press release

7.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

8.	Omitted Information

Not Applicable.

9.	Executive Officer Name: Curtis Sikorsky Title: Chief Financial Officer Phone No.: 604-677-6905

10.	Date of Report

March 26, 2008

Per:	“Curtis Sikorksy” Curtis Sikorksy,
Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE